ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

September 11, 2014

Enerplus to Present at the FirstEnergy Global Energy Conference in London

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX and NYSE: ERF) is pleased to advise that Ian C. Dundas, President & Chief Executive Officer, will provide an update on Enerplus' activities at the FirstEnergy Global Energy Conference in London on September 15, 2014 at 10:35 AM BT (3:35 AM MT). Investors are invited to listen to a live webcast of the presentation at:

http://jetslides.tv/lobby/1013

To ensure timely participation in the webcast, please log in 15 minutes prior to the start time to register for the event. The event will be archived for 90 days.

Enerplus is a North American energy producer with a portfolio of oil and gas assets in resource plays that offer organic growth potential with superior economics. We are focused on creating value for our investors through the execution of a disciplined capital investment strategy that allows the successful development of our properties, supported by a strong financial plan. We are a responsible developer of resources that strives to provide investors with a competitive return comprised of both growth and income.

For further information, please contact Investor Relations at 1-800-319-6462 or via e-mail at investorrelations@enerplus.com.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

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Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation